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TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: March 26, 2007 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to advise the successful re-commissioning of the Nugget Pond facility in Newfoundland and report the first gold pour.

Crew acquired the Nugget Pond facility in October 2006 to process ore from its Nalunaq mine in southern Greenland and undertook a refurbishment programme of the plant which had been on care and maintenance since 2004.

Shipping of ore commenced during February and to date, a total of three shipments to South Brook in Newfoundland have been completed for a total of 42,851dmt.

Ore processing commenced in late February and to date, a total of 8,299 tonnes have been processed, including lower grade ore used to commission the plant. The plant is now achieving its designed throughput of 425 tpd. Plant expansion to 600tpd is scheduled to commence during Q2, 2007 and should be completed in Q3, 2007.

Jan Vestrum, President and CEO of Crew stated, “The early and successful start up of Nugget Pond, several months earlier than originally anticipated, is a credit to the new Crew team at Nugget Pond and contractors associated with the project. Working capital requirements will be reduced with regular shipments of ore and create a regular cash flow from the Nalunaq operation. Additionally, the re-starting of the Nugget Pond facility will provide an important boost to the Baie Verte economy.”

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – March 26, 2007

Processing of Nalunaq Ore Commences at Nugget Pond Facility